Exhibit 2.2

Execution version

AXA LBO FUND V SUPPLEMENTARY FPCI

JEAN FRANCOIS LE BIGOT

ROY FORSTER

PATRICK SPIES

BLUE JAZZ SAS

BLUE TANGO SAS

CTL INTERNATIONAL SAS

CHARLES RIVER NEDERLAND B.V.

EXCLUSIVITY AGREEMENT

FEBRUARY 12, 2019

EXCLUSIVITY AGREEMENT

DATED: FEBRUARY 12, 2019

AMONG:

(1)

AXA LBO Fund V Supplementary FPCI, a French fonds professionnel de capital investissement, regulated by the French financial markets authority (Autorité des Marchés Financiers) and represented by its management company, Ardian France, a French société anonyme, having its registered office located at 20, place Vendôme, 75001 Paris (France), identified under number 403 201 882 RCS Paris, (“Ardian”)

(2)	Jean-François Le Bigot, a French citizen, born on 30 May 1954 in Paris (France), residing for the purpose hereof rue de Pacy, 27930 Miserey (France),

(3)	Roy Forster, a British citizen, born on 7 May 1951 in Newcastle-under-Lyme (United Kingdom), residing for the purposes hereof at Rue de Pacy, 27930 Miserey (France), represented by Mr. Le Bigot,

(4)	Patrick Spies, a French citizen, born on 28 April 1964 in Chatou (78) (France), residing for the purposes hereof at Rue de Pacy, 27930 Miserey (France),

(Ardian, Mr. Le Bigot, Mr. Spies and Mr. Forster being hereinafter together referred as the “Main Sellers”)

(5)

Blue Jazz, a French société par actions simplifiée, having its registered office located at rue de Pacy, 27930 Miserey (France) identified under number 828 680 165 RCS Evreux (without prejudice of its Direct Liquidity Right Manco 1),

(6)

Blue Tango, a French société par actions simplifiée, having its registered office located at rue de Pacy, 27930 Miserey (France) identified under number 828 661 249 RCS Evreux (without prejudice of its Direct Liquidity Right Manco 2),

(7)	The Persons listed under Schedule 1, represented by Mr. Le Bigot, duly authorized for the purposes hereto and in accordance with the provisions of Article 1161 of the French Civil Code,

(8)	The Persons listed under Schedule 1 bis, represented, by Mr. Le Bigot, duly authorized for the purposes hereto and in accordance with the provisions of Article 1161 of the French Civil Code,

hereinafter collectively referred to as the Sellers

AND

(9)

CTL International, a French société par actions simplifiée, having its registered office located at rue de Pacy, 27930 Miserey (France) identified under number 820 891 976 RCS Evreux, hereinafter referred to as the Company.

ON THE ONE HAND, AND

(10)

CHARLES RIVER NEDERLAND B.V., a Dutch Besloten Vennootschap, having its registered office located at Darwinweg 24, 2333CR Leiden (Netherlands) identified under number 000010497803, duly represented for the purpose hereof, hereinafter referred to as Purchaser;

ON THE OTHER HAND,

each a Party and together the Parties,

WITH THE PARTICIPATION OF:

Charles River Laboratories International, Inc., a Delaware corporation, having its headquarters located at 251 Ballardvale Street, Wilmington, MA 01887, duly represented for the purpose hereof;

(the “Parent”, intervening into this Exclusivity Agreement to guarantee the obligation of the Purchaser hereunder)

WHEREAS:

(A)

On February 12, 2019, the Purchaser delivered to the Sellers a binding offer (the Offer) to purchase, on the terms and subject to the conditions therein provided, the securities of the Company held by the Sellers (the Share Purchase), the Share Purchase being on the terms and subject to the conditions of the draft Share Purchase Agreement attached as schedule 1 to the Offer (the SPA).

(B)	In consideration of the Purchaser making the Offer, the Sellers have agreed to grant the Purchaser exclusivity in relation to the acquisition of the Securities (the Exclusivity Agreement).

IT IS AGREED:

1.	DEFINITIONS

In this Exclusivity Agreement, including the recitals, the following words and expressions will have the following respective meanings and, if not expressly defined herein, unless the context otherwise requires, words and expressions defined in the SPA or the Offer will have the same meanings where used in this Exclusivity Agreement:

Alternative Transaction means (i) any partial or total sale or acquisition of securities issued by a Group Company whether directly or indirectly, whether conditional or not, and including in connection with any acquisition or investment proposal received by any Third Party, (ii) any sale or acquisition of all or a material portion of a Group Company’s assets to any Third Party, (iii) any plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization of a Group Company to the benefit of any Third Party, (iv) any acquisition by merger or consolidation with, or by purchase of an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, in each case involving a Group Company, to the benefit of any Third Party, or (v) any issuance, sale, pledge, disposition, grant, transfer, or encumbrance, to the benefit of any Third Party, of any share capital or other equity or voting interests of a Group Company, or securities convertible or exchangeable into or exercisable for any share capital or other equity or voting interests of a Group Company, or any options, warrants or other rights of any kind to acquire any share capital or other equity or voting interests of a Group Company or securities convertible, exchangeable or exercisable therefor.

Date of this Exclusivity Agreement means the date on which this Exclusivity Agreement has been signed by the Sellers, the Company and the Purchaser;

Consultations has the meaning given to it in Article 3.2;

Definitive Opinion(s) has the meaning given to it in Article 3.1;

Definitive Opinions Date means the date on which all Definitive Opinions have been obtained;

Exclusivity Period has the meaning given to it in Article 2.4;

Representatives means, with respect to any person, the Affiliates, directors, corporate officers, officers, employees, agents and other representatives of such person;

Third Part(y)(ies) means any person other than the Purchaser.

2.	EXCLUSIVITY

2.1	In consideration of the Purchaser making the Offer, the Sellers agree and undertake, jointly and severally, that they will not and will cause their Representatives not to:

(a)

directly or indirectly solicit, initiate or knowingly encourage, or enter into, initiate, participate in or continue discussions or negotiations (whether or not conditional), with any Third Party in connection with, or with a view to, agreeing or implementing an Alternative Transaction;

(b)

provide any Third Party (or its Representatives) with any information in connection with or with a view to an Alternative Transaction, or otherwise cooperate with, assist or participate in any approach, proposal or offer in connection with, or with a view to, agreeing or implementing an Alternative Transaction;

(c)	solicit, initiate or knowingly encourage offers or expressions of interest from Third Parties in connection with, or with a view to, agreeing or implementing an Alternative Transaction; or

(d)	authorize or enter into an agreement or arrangement (whether or not conditional) in connection with, or with a view to, agreeing or implementing an Alternative Transaction.

2.2	The Sellers and the Company warrant to the Purchaser that:

(a)

neither they, nor any of their respective Representatives, are, as at the date of this Exclusivity Agreement, in discussions or negotiations in connection with, or with a view to, agreeing or implementing an Alternative Transaction with any Third Party and any such discussions or negotiations commenced prior to the date of this Exclusivity Agreement have been terminated;

(b)

prior to the date of this Exclusivity Agreement each of the Sellers has not entered into any binding arrangements or agreements being still in force as at the date hereof, whether or not conditional, with any Third Party to effect any Alternative Transaction; and

(c)

if during the Exclusivity Period (as defined below), they receive from a Third Party an offer, proposal or become aware of any attempt to enter into discussion, with a view to an Alternative Transaction, they will refuse such offer, proposal or attempt to enter into discussion and promptly inform the Purchaser of the same, including the identity of the Third Party.

2.3	The Sellers hereby acknowledge and accept that the provisions of article 6 of the SPA will be, subject to the Sellers entering into the SPA, given as true and correct on the date hereof.

2.4	The obligations contained in this Article 2 and in Articles 3, 4 and 5 will commence on the date of this Exclusivity Agreement and cease to apply upon the earlier of:

(a)

In the event the Sellers have duly accepted the Offer and that the Purchaser has not executed the SPA in accordance with the provisions of article 1.4 of the Offer, the end of the fifth (5th) Business Day following the date on which the Offer has been accepted by the Sellers ;

(b)	the date of the signature of the SPA by all parties thereto;

(c)	the date on which a payment is due to be made by the Purchaser in accordance with article 3.2.2 of the SPA, as incorporated and applicable pursuant to paragraph 3 of the Offer;

(d)	December 31, 2019.

(this period being the Exclusivity Period), save that all rights and liabilities of the Parties which have accrued under this Exclusivity Agreement prior to termination will continue thereafter.

2.5

Each of the Sellers and the Company will consider in good faith the opportunity to, and will negotiate in good faith with the Purchaser in a perspective to, accept the Offer as soon as possible, all in accordance with applicable law.

2.6

The Purchaser agrees (on behalf of itself and its Affiliates) with the Sellers (for the benefit of all Sellers) and the Company that it is not relying upon, any warranty or representation other than as set out in this Agreement and the other Offer Documents (as defined in the Offer).

3.	CONSULTATION OF THE EMPLOYEE REPRESENTATIVE BODIES

3.1

The Company undertakes to use its best efforts to obtain a final opinion (whether this opinion is positive, negative or neutral, or implicit) from the works council of Citoxlab France (788 060 465 RCS Evreux) under the conditions of article L. 2312-16 of the French Labour Code if the Definitive Opinion is given by a “Comité social et économique” or article L. 2323-3 of the French Labour Code if the Definitive Opinion is given by a “Comité d’entreprise” (each a Definitive Opinion and collectively the Definitive Opinions) as soon as reasonably practicable following the date of this Agreement but prior to the expiration of the Offer Period.

3.2

Without limiting its obligations under Article 3.1, in connection with the obligation “to inform and consult” with the works council of Citoxlab France (the Consultations) and obtain the Definitive Opinions, the Sellers and the Company covenant to:

(a)	initiate the Consultations as soon as practicable following the date of this Agreement and in any event no later than ten (10) Business Days following the date of this Exclusivity Agreement;

(b)	keep the Purchaser regularly and as often as necessary informed of the progress of the Consultations and of any material issues arising therefrom;

(c)

solely communicate information about the Purchaser, to the extent necessary for the Consultations pursuant to applicable laws and regulations, which has been provided by the Purchaser pursuant to article 3.3 or which has been approved by the Purchaser;

(d)

cooperate with the Purchaser regarding all issues raised as part of the Consultations relating to the Purchaser or otherwise, their direct or indirect shareholders and/or their intents or undertakings;

(e)	support the proposed acquisition of the Securities by the Purchaser; and

(f)	provide to the Purchaser promptly an abstract of the minutes of the meeting during which a Definitive Opinion is issued.

3.3

Subject to the Main Sellers and the Company complying with their obligations under this Article 3, the Purchaser hereby undertakes by signing this Exclusivity Agreement to reasonably cooperate with the Sellers, the Company and their Representatives in respect of the Consultations. In particular, the Purchaser will provide, in a timely manner, all such reasonable information and assistance that the Sellers, the Company and their respective Representatives may reasonably request to allow the Consultations pursuant to applicable laws and regulations. The Purchaser will use reasonable efforts to respond to questions (if any) raised by the employee representatives as part of the Consultations. The Purchaser will ensure, at the reasonable request of the Sellers with reasonable notice, that Representatives of the Purchaser of a reasonably appropriate level attend meetings with employees of the Company or employee representatives of the Company and, in particular, the presentation to the works council of Citoxlab France of the Purchaser and its industrial and social project for the Company.

4.	SPA PROVISIONS

The following provisions of the SPA will immediately apply between the Sellers, on the one hand, and the Purchaser, on the other hand, as if set in full out herein (except that references therein to the SPA will be to this Exclusivity Agreement):

(a)	Article 1.2 (Interpretation);

(b)	Article 5.1 (Undertakings relating to the Antitrust Clearance) (and any reference to the date of the SPA therein will be deemed to be a reference to the date of this Exclusivity Agreement);

(c)	Article 5.2 (Foreign Investment Control) (and any reference to the date of the SPA therein will be deemed to be a reference to the date of this Exclusivity Agreement);

(d)	Article 3.2.2 regarding the Purchaser’s obligation to pay the Sellers a termination fee in the event the antitrust and foreign investment clearances cannot be obtained;

(e)

Articles 5.3, 5.4, 5.7, 5.8, 5.9, 5.10.1 (subject to applicable laws), 5.11, and 5.12 (and any reference to the date of the SPA therein will be deemed to be a reference to the date of this Exclusivity Agreement); and

(f)	Article 12 (Miscellaneous).

5.	BREAK-UP FEES – INDEMNIFICATION

5.1

The Sellers and the Company acknowledge that the SPA reflects the finalisation of their negotiations on the Transaction with the Purchaser and on the legal and economic terms thereof, although it is specified that the Sellers’ and the Company’s final decision will only be notified to the Purchaser at the end of the aforementioned Consultation process.

5.2

In the event the Sellers do not execute the SPA by the end of the Offer Period at 11:59 pm CET, for any reason whatsoever, the Sellers will be jointly and severally obligated to pay a break-up fee to the Purchaser in an amount equal to four million euros (€4,000,000) (the “Break-Up fee”). Such lump-sum amount is a joint and several obligation of the Sellers and will be paid to the Purchaser by the Sellers in immediately available funds to the account designated by the Purchaser. This Break-Up Fee will not be due if, on the last day of the Offer Period (as extended as the case may be), (i) a court ruling resulting from a judicial proceeding initiated by a third party extends the Consultations timeframe or considers that the Consultations period has not commenced or prohibits the execution of the relevant Offer Documents by the Sellers until a date after the end of the Offer Period (extended, as the case may be, as permitted by article 1.3), or (ii) a judicial proceeding has been initiated and is still pending at the end of the Offer Period (extended, as the case may be, as permitted by article 1.3) and in the reasonable opinion of counsel is more likely than not to result in a court order extending the Consultations timeframe or considering that the Consultations period has not commenced or prohibiting the execution of the relevant Offer Documents by the Sellers, unless in either (i) or (ii) the extension of the Consultations timeframe that will or would result from such court ruling or anticipated court ruling is the direct consequence of a violation by the Sellers of their legal obligations under the Consultations.

5.3

For the avoidance of doubt, the payment of the Break-Up Fee as per the above provisions shall be (i) the exclusive remedy of the Purchaser in case the Sellers decide, for any reason whatsoever, not to accept the Offer during the Offer Period and (ii) shall therefore prevent the Purchaser from receiving any payment of any amounts or damages for this reason, without prejudice however to the rights, remedies and indemnities that the Purchaser may seek against the Sellers and the Company under this Exclusivity Agreement in case the Main Sellers breach any of their covenants, warranties or undertakings hereunder.

5.4

In the event the Main Sellers breach any of their covenants, warranties or undertakings under this Exclusivity Agreement, as determined upon final and non-appealable French court decision, the Main Sellers and/or the Company will (jointly and severally with respect to the Main Sellers), indemnify and hold harmless the Purchaser from and against any and all losses and prejudices resulting from any breach by the Main Sellers of their covenants, warranties or undertakings under this Exclusivity Agreement. Such losses and prejudices shall take into account, inter alia, the efforts and expenses incurred by the Purchaser in connection with the transaction contemplated in the Offer and in this Exclusivity Agreement. Such losses shall be determined upon final and non-appealable French court decision. The indemnification provided under this article 5.4 is without prejudice to any other remedies (including injunctive relief) available at law to the Purchaser.

6.	ANNOUNCEMENT – CONFIDENTIALITY

6.1

Each of the Purchaser, the Sellers and the Company agrees that he, she or it will not publish any press release, make any public statement or otherwise communicate publicly (including off-the-record or private interviews with journalists) with respect to the Contemplated Transaction without the written consent of the Purchaser (in the case of the Sellers and Company) or the Sellers’ Representatives (in the case of the Purchaser), which will have the right to review and comment upon any such release, statement or communication. In the event one of the Purchaser, the Sellers or the Company determines in good faith that it is required by applicable Law, regulation or stock exchange rules (including NYSE Rules) to make any public announcement related to the Contemplated Transaction other than is consistent with the draft press release attached hereto, it will give the Purchaser (in the case of the Sellers and the Company) or the Sellers’ Representatives (in the case of the Purchaser) a reasonable opportunity to review and comment upon such communication before it is disseminated. The Sellers acknowledge that the Purchaser will be required to file this Exclusivity Agreement as well the Offer and the draft SPA publicly with the US Securities and Exchange Commission.

7.	GOVERNING LAW – JURISDICTION

7.1

This Exclusivity Agreement, any disputes based upon, arising out of or relating to this Exclusivity Agreement or the negotiation, execution, performance or termination of this Exclusivity Agreement will be governed by and construed in accordance with the Laws of France without regard to any applicable conflict of Laws principles.

7.2

The Parties agree that any action seeking to enforce any provision of, or based on any dispute or matter arising out of or in connection with, this Exclusivity Agreement shall be subject to the jurisdiction of the International Chamber of the Paris Commercial Court, and all appeals from any decision of such court shall be subject to the jurisdiction of the International Chamber of the Paris Court of Appeals.

This Exclusivity Agreement has been entered into on the date stated at the beginning of this Exclusivity Agreement in three original copies.

[Signature pages follow]

/s/ David R. Smith

for and on behalf of CHARLES RIVER NEDERLAND B.V.

Represented by David R. Smith, Director

/s/ Joseph W. LaPlume

for and on behalf of CHARLES RIVER INTERNATIONAL, INC.

Represented by Joseph W. LaPlume, Corporate Executive

Vice President, Corporate Development & Strategy

/s/ Yann Bak

for and on behalf of AXA LBO Fund V Supplementary FPCI

Ardian France, represented by Mr. Yann BAK

/s/ Jean-Francois LeBigot

for and on behalf of CTL International

Represented by Mr. Jean-François Le Bigot

/s/ Jean-Francois LeBigot

Mr. Jean-François Le Bigot

/s/ Jean-Francois LeBigot

Mr. Roy Forster

Represented by Mr. Jean-François Le Bigot

/s/ Patrick Spies

Mr. Patrick Spies

/s/ Patrick Spies

for and on behalf of Blue Jazz

Represented by Mr. Patrick Spies

/s/ Patrick Spies

for and on behalf of Blue Tango

Represented by Mr. Patrick Spies

/s/ Jean-Francois Le Bigot

for and on behalf of the Persons listed under Schedule 1

Represented by Mr. Le Bigot

/s/ Jean-Francois LeBigot

for and on behalf of the Persons listed under Schedule 1 bis

Represented by Mr. Le Bigot